Exhibit 12.1

	For the 12 Months Ended December 31
	2013	2012	2011	2010	2009
		(In thousands)
Earnings
Loss from continuing operations before income taxes	$(66,720)	$(69,949)	$(48,597)	$(57,308)	$(15,127)
Fixed charges	509	2,795	2,420	2,341	796
Amount attributable to noncontrolling interest in Symphony Dynamo, Inc.	-	-	-	-	4,233
Earnings, as defined	$(66,211)	$(67,154)	$(46,177)	$(54,967)	$(10,098)

Fixed charges:
Interest expense	$-	$2,351	$1,957	$1,654	$124
Estimated interest component of rent expenses	509	444	463	687	672
Total fixed charges	$509	$2,795	$2,420	$2,341	$796

Deficiency of earnings available to cover fixed charges (1)	(66,720)	(69,949)	(48,597)	(57,308)	(15,127)

(1): Adjusted earnings, as described above, were insufficient to cover fixed charges in each year.